UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  000-53021
CUSIP NUMBER:  16936D 106

(Check One):	Form 10-K [ ]	Form 20-F [ ]	Form 11-K [ ]
Form 10-Q [X]	Form 10-D [ ]	Form N-SAR [ ]	Form N-CSR [ ]

For Period Ended:  September 30, 2010

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:  ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

China Century Dragon Media, Inc.
Full Name of Registrant

 n/a
Former Name if Applicable:

Room 801, No. 7, Wenchanger Road, Jiangbei,
Address of Principal Executive Office (Street and Number)

Huizhou City, Guangdong Province, People’s Republic of China
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 cannot be filed within the prescribed time period because the Registrant requires additional time for compilation and review to insure adequate disclosure of certain information required to be included in the Form 10-Q. The Registrant completed a share exchange and change of control transaction on April 30, 2010 and could not prepare, review and complete its Quarterly Report on Form 10-Q without incurring unreasonable effort and expense in connection with accurately preparing and presenting all necessary disclosures. The Registrant will file its Quarterly Report on Form 10-Q as soon as possible, and in any event no later than the fifth calendar day following the prescribed due date for such report.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Duan Dapeng, CFO	86	0752-3138789
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒  No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In April 2010, the Registrant effected a change in its operating status in connection with a share exchange transaction (the "Share Exchange"), as disclosed in the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 6, 2010 (the "May Current Report"). Prior to the Share Exchange, the registrant was a shell company known as SRKP 25, Inc. Upon consummation of the Share Exchange, the Registrant became the parent company of CD Media (Holding) Co., Limited, a company organized under the laws of the British Virgin Islands (“CD Media BVI”) and CD Media BVI’s wholly-owned subsidiaries, Huizhou CD Media Co., Ltd (“CD Media HZ”) and CD Media (HK) Limited (“CD Media HK”).  Through Beijing CD Media Advertisement Co., Ltd., a company controlled by CD Media HZ through contractual arrangements, the Registrant is engaged in the offer and sale of blocks of advertising time on certain channels on China Central Television (“CCTV”). Upon the closing of the Share Exchange, the Registrant also changed its name to China Century Dragon Media, Inc. and was no longer considered a "shell company" as defined by Rule 12b-2.  As the financial statements that will be included in the Registrant's Quarterly Report on Form 10-Q will be those pertaining to the Registrant's current business operations as China Century Dragon Media, Inc., it is anticipated that there will be a significant change in results of operations from the results reported by the registrant as a shell company for the corresponding period ending September 30, 2009.

China Century Dragon Media, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2010	By:	/s/ Duan Dapeng
Name: Duan Dapeng
Title: Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misinformation or omissions of fact
constitute Federal Criminal Violations (See 18 U.S.C. 1001).